ALL AMERICAN GOLD CORP.

November 8, 2013

Securities & Exchange Commission,
Washington, DC 20549

Tia Jenkins, Senior Assistant Chief Accountant

Dear Sirs:

Re:	All American Gold Corp. (the “Corporation”)
Annual Report on Form 10KA filed on November 8, 2013
File Number 000-54008

We have on this date filed on EDGAR an amended Annual Report on Form 10KA for the year ended May 31, 2013.

This annual report on Form 10-KA is being filed to amend the report of the auditor. Pursuant to rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 10-K/A contains the complete text of the Original Form 10-K, the cover page of which has been amended, and current dated certifications from the Principal Executive Officer and Principal Financial Officer.

Our current auditors have relied on the work of predecessor auditors and refer to the other auditors and identify the periods audited by those other auditors in the introductory paragraph of their audit report. The amendment contained herein contains the revised opinion paragraph of our audit report to refer to the report(s) of the other auditors in expressing an opinion on the cumulative period from May 17, 2006 (inception) through May 31, 2013.

All American Gold Corp., its officers and directors acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
ALL AMERICAN GOLD CORP.

/s/ “Gaspar R. Gonzalez”

Gaspar R. Gonzalez
Administration

514 Enfield Road, Delray Beach, FL 33440-2840
Toll Free: (888) 755-9766 Fax: (877) 755-97662 e-mail: allamericangoldcorp@gmail.com